GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

82-3023

February 6, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 3/3

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Venture Exchange: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

February 6, 2003

The Company intends to do a follow-up basal till sampling program on its jointly held MacDougall Inlet South property (Golden Hope Mines Limited 50%, Fancamp Exploration 50%) located in the Clarence Stream district of southwestern New Brunswick, where Freewest Resources Canada Inc. has made a number of intrusion related gold discoveries.

Geochemically anomalous gold and arsenic values were identified in basal till on the trace of a major fault zone in the course of a reconnaissance till sampling program, and serious follow-up is warranted.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Peter H. Smith, Ph.D., P.Eng., at 514-481-3172.